April 6, 2011
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: J. Nolan McWilliams

Re:	T3 Motion, Inc. Amendment No. 2 to the Registration Statement on Form S-1 Filed March 18, 2011 File No. 333-171163
Dear Mr. McWilliams:
          On behalf of T3 Motion, Inc. (the “Company” or “T3 Motion”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated March 28, 2011. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.
General
1.	Please file the underwriting agreement and legal opinion prior to effectiveness. Please allow sufficient time for staff review as we may have comment upon review of the exhibits.

Response: We will file the underwriting agreement and legal opinion prior to effectiveness with sufficient time for staff review.
2.	We note that the company has revised all share and per share amounts in the filing, except for the financial statements to reflect the reverse 1 for 10 stock split. We also note conflicting information as to when the stock split will take effect. For example, your registration statement indicates that the reverse stock split will occur concurrently with the pricing of the offering (cover page) or immediately prior to the effectiveness of the company’s anticipated offering (page F-14). However, your response to our prior comment number six indicates that the stock split will occur subsequent to the effectiveness of the offering in which case contradicts the disclosures contained in your registration statement. In this regard, please reconcile the disparate information contained in your response and registration statement and revise the information to correct the discrepancies accordingly. If the company plans to effect a stock split at or prior to the effectiveness of the offering, you are required to retrospectively reflect the reverse stock split throughout the document including the financial statements and provide appropriate disclosure in the related footnotes and elsewhere in the filing where appropriate. Refer to Topic 4C of the Staff Accounting Bulletins and ASC 260-10-55-12.
Response: We intend to effect the reverse stock split after the effectiveness of the registration statement. We will revise the disclosures accordingly.

3.	Please be advised that if reverse split will take place subsequent to the effectiveness of the offering, your presentation of a pro forma balance sheet alongside the historical balance sheet should solely reflect the changes to equity related to the reverse split. In this regard, your current presentation of the pro forma balance sheet presented alongside the historical balance sheet, which includes pro forma adjustments related to items other than the reverse split is not considered appropriate. Please revise your presentation accordingly.

Response: We intend to effect the reverse stock split after the effectiveness of the registration statement and prior to the closing of the offering. As requested, we have revised the presentation of the pro forma balance sheet presented alongside the historical balance sheet to solely reflect the changes to equity related to the reverse stock split.
Summary Consolidated Financial Information, page 8
4.	We refer to the pro forma and pro forma as adjusted date on page 9. Please revise to include a reconciliation of the adjustments made to total liabilities and total stockholders’ deficit from the 2010 historical amounts to the pro forma and pro forma as adjusted amounts. Your revised disclosure should also clearly detail how each adjustment was calculated or determined.

Response: We have separately included a section titled “Unaudited Pro Forma Consolidated Financial Information” elsewhere in the prospectus, which provides a detail reconciliation of the adjustments made to total liabilities and total stockholders’ deficit from the 2010 historical amounts to the pro forma and pro forma as adjusted amounts. The reconciliation included in “Unaudited Pro Forma Consolidated Financial Information” provides detail on how each adjustment was calculated or determined. In the introductory paragraph of “Summary of Consolidated Financial Information”, we have referenced the “Unaudited Pro Forma Consolidated Financial Information” included elsewhere in the prospectus so that potential investors can review this information for disclosure on how each adjustment was calculated or determined.
Financial Statements, page F-1
Notes to Consolidated Financial Statements for the years ended December 31, 2010, and 2009, page F-8
Note 2 — Summary of Significant Accounting Policies, page F-8

Unaudited Pro Forma Consolidated Balance Sheet and Pro Forma Consolidated Loss per Share, page F-13
5.	Please be advised that your current presentation of the pro forma balance sheet alongside the historical balance sheet, which includes pro forma adjustments related to items other than the reverse split is not considered appropriate. Alternatively, you may separately present pro forma financial information for events or transactions have occurred or are probable for which disclosure of pro forma financial information would be material to investors, such as but not limited to:
•	changes in capitalization at the effectiveness or the close of an IPO;

•	receipt or application of offering proceeds under certain circumstances; or

•	other events and transactions, including the repayment of debt, which have had or will have a discrete material impact on a registrant’s financial statements.
Pro forma financial information should be preceded by an introductory paragraph which briefly describes: (a) each transaction for which pro forma effects are presented, (b) the entities involved, (c) the periods presented, and (d) an explanation of what the pro forma presentation shows. Financial information should be presented in columnar form, with separate columns presenting historical results, pro forma adjustments, and pro forma results. In limited cases, (where there are only a few easily understood adjustments) a narrative description of the effects of the transaction may suffice. Pro forma adjustments should be referenced to footnotes, which clearly explain the assumptions involved and how each adjustment was calculated or determined. You may refer to Regulation S-X, Article 11 for further guidance.
Please be advised that pro forma adjustments to the balance sheet and income statements should be directly attributable to the transaction, be factually supportable and have a continuing impact.
Response: We have separately provided pro forma financial information in “Unaudited Pro Forma Financial Information”, which is included in the prospectus immediately following “Capitalization”. The pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X.
6.	Reference is made to your disclosure of the weighted-average conversion price is based on an assumed offering price of $3.50 per unit which resulted in a conversion rate of 0.2302 shares (post reverse split) of common stock for each share of Series A convertible preferred stock at December 31, 2010. Please provide us with your calculation of the conversion rate at December 31, 2010 and also, the conversion rate of .2314 disclosed in footnote 2 on page 6, which includes certain transactions subsequent to year-end. As part of your response, please include any significant assumptions used in arriving at the conversion ratio.
Response: The conversion ratio is calculated in accordance with the terms set forth in our Certificate of Designation for our Series A convertible preferred stock. In general, the ratio will continue to change until the closing of the offering, as the numerator and denominator are effected by the total dollars of any subsequent offering. In general, the calculation based on the current offering of $10 million is as follows:

“the Conversion Price shall be reduced by multiplying the Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock which the offering price for such Dilutive Issuance would purchase at the then Conversion Price, and the denominator of which shall be the sum of the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock so issued or issuable in connection with the Dilutive Issuance. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued.” The standard conversion ratio is .20 shares of common per one share of preferred.
Following are the calculations for the ratio at December 31, 2010:
Numerator (assuming purchased at previous price of preferred ($5.00):

	Dollars	Shares, as converted
Common Stock Outstanding:		5,065,846
Shares to be issued in current offering:	10,000,000	2,000,000
Vision Debentures (plus accrued interest)	3,850,959	770,191
Ki Nam note conversion (plus accrued interest)	1,144,756	228,951

Numerator		8,064,988
Denominator:

	Dollars	Shares, as converted
Common Stock Outstanding:		5,065,846
Shares to be issued in current offering:	10,000,000	2,857,143
Vision Debentures (plus accrued interest)	3,850,959	1,100,274
Ki Nam note conversion (plus accrued interest)	1,144,756	327,073

Denominator		9,350,336

Ratio (B)			.862535
Standard conversion ratio (A)			.20000

New conversion ratio ((A)/(B))			.2319

Following are the calculations for the ratio at March 31, 2011:
Numerator (assuming purchased at previous price of preferred ($5.00):

	Dollars	Shares, as converted
Common Stock Outstanding:		5,065,846
Shares to be issued in current offering:	10,000,000	2,000,000
Vision Debentures (plus accrued interest)	3,938,459	787,691
Ki Nam note conversion (plus accrued interest)	2,180,947	436,189

Numerator		8,289,726
Denominator:

	Dollars	Shares, as converted
Common Stock Outstanding:		5,065,846
Shares to be issued in current offering:	10,000,000	2,857,143
Vision Debentures (plus accrued interest)	3,938,459	1,125,274
Ki Nam note conversion (plus accrued interest)	2,180,947	623,128

	Dollars	Shares, as converted
Denominator	9,671,391

Ratio (B)		.857139
Standard conversion ratio (A)		.20000

New conversion ratio ((A)/(B))		.2333
Notes 8 — Related Party Notes Payable, page F-17
Alfonso Cordero and Mercy Cordero Note, page F-22
7.	We note from the last sentence that “any and all defaults” at December 31, 2010 were waived by the note holder. To the extent a default existed at December 31, 2010 that required a waiver, please revise your notes and MD&A liquidity discussion to state the nature of the default, the period for which the waiver was granted and whether the company believes it is likely it will meet the covenant at the expiration of the waiver. To the extent the company believes it will not meet the covenant at the next required compliance date in April 2011, please revise to include the $1 million note in current liabilities.
Response: Alfonso and Mercy Cordero (“Noteholders”) and the Company executed the promissory note memorializing the terms of the September 2010 transaction in January 2011. Even though the formal note was signed and executed in January 2011 and the Noteholders never demanded any monthly payments, the Noteholders believed that the verbal note agreement required monthly interest payments for the period October 2010 (date of receipt of the proceeds) through December 2010. The Company requested and was granted from the Noteholders a waiver of the payment of such obligations. As discussed in paragraph one of “Alfonso Cordero and Mercy Cordero Note” on page F-23, “interest payments of $8,333 are due on the first day of each calendar month commencing November 1, 2010 and continuing each month thereafter. The Company requested and the Noteholder have granted a waiver of the payment obligations from November 1, 2010 through April 15, 2011.” We believe this disclosure reflects the nature of the default, and the waiver received by the Company for the interest payment obligations as of December 31, 2010 and through April 15, 2011. There are no other periodic covenants which require compliance by the Company. The Company believes it will meet the covenant at April 15, 2011.
As requested, we have revised the MD&A liquidity discussion to state the nature of the default, the period for which the waiver was granted, and whether the Company believes it is likely to meet the covenant at the expiration of the waiver.
General
8.	Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.
Response: We expect the registration statement to be declared effective prior to the requirement to include any interim consolidated financial statements. If the registration statement is not declared effective prior to the required date, we will update the registration statement to include the interim financial information required by Rule 8-08 of Regulation S-X.
9.	An updated accountant’s consent should be included in any future amendments to your Form S-1 registration statement.
Response: We will include an updated accountant’s consent in future amendments to our Form S-1 registration statement as required.
*     *     *     *     *

          We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by telephone at (424) 239-1890, or by facsimile at (424) 239-1882.

Very truly yours, LKP Global Law, LLP
/s/ Ryan S. Hong
Ryan S. Hong, Esq.